NOTICE AND ACCESS NOTICE

 Important Notice Regarding the Availability of Proxy Materials
for the Meeting of Shareholders to be held on May 20, 2025

Notice and Access

This year, Hudbay Minerals Inc. ("Hudbay" or the "Corporation") is using "notice and access" to deliver to shareholders the materials for Hudbay's annual and special meeting of shareholders to be held on May 20, 2025 at 10:00 a.m. (Eastern Time) (the "Meeting").  Notice and access allows Hudbay to provide shareholders with electronic access to the Proxy-Related Materials (as defined below) instead of mailing paper copies and is an environmentally friendly and cost-effective way to distribute the Proxy-Related Materials to shareholders.

Enclosed with this notice is a form of proxy (if you are a registered shareholder) or a voting instruction form ("VIF") (if you are a non-registered shareholder). Please refer to "Voting Your Shares" below for further details on how to use your form of proxy or VIF.

The Meeting

The Meeting is being held for the following purposes:

1. to receive Hudbay's audited consolidated financial statements for the years ended December 31, 2024 and 2023 and the auditor's report thereon;

2. to elect the directors of Hudbay;

3. to appoint Deloitte LLP as Hudbay's auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor's remuneration;

4. to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and

5. to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the "Matters to be Acted Upon at the Meeting" in Hudbay's Management Information Circular dated April 7, 2025 (the "Circular").

Hudbay is once again holding the Meeting as a completely virtual meeting, which will be conducted via live webcast at https://meetings.lumiconnect.com/400-977-863-046. All shareholders, regardless of geographic location, will have an opportunity to participate at the Meeting. A summary of the information that shareholders will need in order to attend the Meeting online is provided in the Circular.

Accessing the Proxy-Related Materials

Hudbay's Circular, audited consolidated financial statements for the years ended December 31, 2024 and 2023 and management's discussion and analysis related thereto and any other proxy-related materials (collectively, the "Proxy-Related Materials") are available electronically on our website at www.hudbayminerals.com/disclosure-centre, on the website of our transfer agent, TSX Trust Company, at https://docs.tsxtrust.com/2219, and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.  Please be sure to review the Circular before voting.

If you wish to receive a paper copy of the Proxy-Related Materials or if you have any questions about notice and access, please contact our transfer agent, TSX Trust Company, by toll-free telephone at 1-866-600-5869 or by email at tsxtis@tmx.com.  Paper copies of the Proxy-Related Materials will be made available free of charge.  A paper copy will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy-Related Materials were filed on SEDAR+. If you wish to receive a paper copy of any of these documents before the May 15, 2025 voting deadline, please contact TSX Trust Company by May 8, 2025.

Voting Your Shares

Shareholders may vote their common shares online, by phone or by mail according to the directions on the form of proxy or VIF, as applicable. Registered shareholders can use the enclosed form of proxy to vote in advance of the Meeting or may vote online at our virtual Meeting as described in the Circular. The form of proxy is also available on our website at www.hudbayminerals.com/disclosure-centre and under our profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml. Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 10:00 a.m. (Eastern Time) on May 15, 2025 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting.

If you are a non-registered holder and your shares are held by an intermediary (such as a broker or financial institution), you will have received a VIF and should follow the instructions provided with such form. Note that non-registered holders should ensure that their voting instruction form is submitted in accordance with the timeline provided therein, which may be a date prior to the deadline on which proxies must be deposited.

Please refer to the Circular and the instructions on your form of proxy or VIF, as applicable, for complete details on how to vote your shares.

(Detach and Retain the top for your records)

Hudbay Minerals Inc.

(the "Corporation")

2025

Request for Paper Copy of Interim Financial Statements

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, registered and beneficial security holders may elect annually to receive a paper copy of our interim financial statements and the corresponding management's discussion and analysis ("MD&A").

IF YOU WISH TO RECEIVE THESE DOCUMENTS BY MAIL, PLEASE DETACH THIS PORTION AND RETURN THIS COMPLETED FORM TO: TSX Trust Company 301 - 100 Adelaide Street West Toronto ON M5H 4H1	Rather than receiving the interim financial statements by mail, you may choose to view these documents on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml or on Hudbay's website at www.hudbay.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Corporation, and as such, request that my name be placed on the Corporation's Mailing List in respect of its interim financial statements and the corresponding MD&A for the current financial year.

Please send me: ☐ Interim Financial Statements with MD&A

FIRST NAME	LAST NAME

ADDRESS	CITY

PROVINCE /STATE	POSTAL / ZIP CODE	COUNTRY

SIGNATURE OF SECURITY HOLDER	DATE (MM/DD/YYYY)